DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS

Registration No. 811-06324
FORM N-SAR
Semiannual Period Ended May 31, 2014

SUB-ITEM 77C: Submission of matters to a vote of security holders

At a Joint Special Meeting of Shareholders of Delaware Group Global & International Funds (the ?Trust?), on behalf of the Delaware Focus Global Growth Fund (the ?Fund?), held on Friday, May 16, 2014, the shareholders of the Fund voted to approve an investment sub-advisory agreement between Delaware Management Company, the Fund?s investment manager (DMC), and Jackson Square Partners, LLC (JSP). JSP, a Delaware limited liability company, is a joint venture between Delaware Investments Advisers Partner, Inc., an affiliate of DMC, and California Street Partners, LLC, a Delaware limited liability company. JSP is comprised of the portfolio managers responsible for managing all or part of the Fund (the ?Focus Growth Team?). In connection with the transition of the Focus Growth Team into JSP, the Focus Growth Team became owners and officers of JSP, and continues to provide portfolio management services to the Fund pursuant to the investment sub-advisory agreement.

The following proposals were submitted for a vote of the shareholders:

1. To approve an investment sub-advisory agreement.

A quorum of the shares outstanding was present, and the votes passed with a majority of those shares. The results were as follows:

Delaware Focus Global Growth Fund

Shares Voted For 3,544,005
Percentage of Outstanding Shares 55.55%
Percentage of Shares Voted 99.64%

Shares Voted Against 4,727
Percentage of Outstanding Shares 0.07%
Percentage of Shares Voted 0.13%

Shares with Authority Withheld 8,120
Percentage of Outstanding Shares 0.13%
Percentage of Shares Voted 0.23%

SUB-ITEM 77O: Transactions effected pursuant to Rule 10f-3

One (1) transaction for the semiannual period ended May 31, 2014 effected pursuant to Rule 10f-3, attached as Exhibit.
WS: MFG_Philadelphia: 885451: v1

WS: MFG_Philadelphia: 867889: v1